UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  PROMARK ABSOLUTE RETURN STRATEGIES FUND, LLC
                       (Name of Subject Company (Issuer))

                  PROMARK ABSOLUTE RETURN STRATEGIES FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              Merryl Hoffman, Esq.
                        Promark Investment Advisors, Inc.
                          767 Fifth Avenue, 15th Floor
                               New York, NY 10153
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                                  K&L GATES LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                                  JUNE 2, 2010
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

  ----------------------------------------------------------------------------
  Transaction Valuation: $550,000,000 (a)   Amount of Filing Fee:  $39,215 (b)
  ----------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
                                  ----------------------------------------------
         Form or Registration No.:
                                    --------------------------------------------
         Filing Party:
                        --------------------------------------------------------
         Date Filed:
                      ----------------------------------------------------------

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

         Promark Absolute Return Strategy Fund I (the "Fund")(formerly, GMAM Absolute Return Strategy Fund I), a series of Promark Absolute Return Strategies Fund, LLC (the "Company")(formerly, GMAM Absolute Return Strategies Fund, LLC), is offering to purchase Interests (as defined below) in the Fund (the "Offer") in an amount up to $550,000,000 of the net assets of the Fund from members of the Fund (the "Members") at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations) calculated as of the Valuation Date (as defined below), less any Early Withdrawal Charge (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term "Interest" or "Interests" refers to the outstanding units of interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member's Interest, as the context requires. Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time on Wednesday, June 30, 2010 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's board of managers (the "Board of Managers"). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender an Interest for purchase is called the "Notice Due Date," and is the date upon which the Offer expires. The net asset value of Interests will be calculated for this purpose as of July 31, 2010, or at a later date determined by the Fund if the Offer is extended (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

         A Member may tender his or her entire Interest or a portion of his or her Interest. A Member who tenders all or a portion of an Interest prior to holding such Interest for at least 12 consecutive months will be subject to an "Early Withdrawal Charge" due to the Fund equal to 4.0% of the amount requested to be purchased, to be netted against withdrawal proceeds, except to the extent waived or reduced by the Fund.

         If a Member tenders his or her Interest and the Fund is repurchasing that Interest, the Fund will, upon the expiration of the Offer, identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for purchase. The Member will receive an amount equal to the unaudited net asset value of the Interest tendered (valued in accordance with the Fund's Amended and Restated Limited Liability Company Agreement, dated as of November 22, 2002, as amended July 28, 2003, August 18, 2008 and March 17, 2009, and as it further may be amended, modified or otherwise supplemented from time to time, the "LLC Agreement") determined as of the Valuation Date, less any Early Withdrawal Charge due to the Fund, if any.

         The Member will receive a payment (the "Tender Payment"), which will be non-interest bearing and non-transferable, in an amount equal to 100% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (which amount shall be reduced by the full amount of any redemption fee with respect to such Interest). The Tender Payment will be paid to the Member approximately forty-five days (45) after the Valuation Date or, if the Fund has requested withdrawal of its capital from any investment funds or managed accounts in order to fund the repurchase of Interests, ten (10) business days after the Fund has received at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from such investment funds and managed accounts (the "Payment Date"). The Tender Payment will be transmitted to an account designated by the Member by PNC Global Investment Servicing (U.S.) Inc. (referred to herein as "PNC" or the "Administrator") on the Member's behalf.

         A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $10,000,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests. Additionally, the Fund reserves the right to reduce or waive the minimum capital account balance.

         If the Board of Managers determines to limit the amount of Interests subject to a repurchase offer and the amount tendered for repurchase exceeds such amount, the Interests will be redeemed on a pro rata basis.

         The Offer is being made to all Members of the Fund. If the Fund accepts the tender of the Member's Interest, the Fund will make payment for Interests it purchases in the form of cash distributions equal to the value of the Interests repurchased, less any Early Withdrawal Charge due to the Fund; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

         Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time, on June 30, 2010 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member's tender of an Interest on or prior to July 28, 2010 (I.E., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

         If a Member would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Promark Absolute Return Strategies Fund, LLC, c/o PNC Global Investment Servicing (U.S.) Inc. at P.O. Box 220, Claymont, DE 19703, Attention:
Tender Offer Administrator - Promark ARS; or (ii) fax it to PNC at (302) 791-3105 or (302) 793-8132, Attention: Tender Offer Administrator - Promark ARS, so that it is received before 12:00 midnight, Eastern Time, on June 30, 2010. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PNC PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 30, 2010). The value of the Interests may change between the last time prior to the date of this filing as of which the net asset value was calculated and the Valuation Date, the date as of which the value of the Interests being purchased will be determined. Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact PNC, at (888) 697-9661 or (866) 306-0232 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on June 30, 2010, a Member that tenders its entire Interest will remain a Member of the Fund through the Valuation Date, when the net asset value of the Member's Interest is calculated, notwithstanding the Fund's acceptance of the Member's Interest for purchase.

ITEM 2.  ISSUER INFORMATION.

         (a) The name of the issuer is "Promark Absolute Return Strategy Fund I", a series of Promark Absolute Return Strategies Fund, LLC. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company. The Fund's primary investment goal is to provide investors with exposure to a broad-ranging, multi-manager portfolio of private investment funds not registered under the 1940 Act with the aim of delivering returns having relatively low volatility and relatively low dependence on movements in major equity and bond markets.

         (b) The title of the securities that are the subject of the Offer is "outstanding units of interests," or portions thereof, in the Fund. As of the close of business on March 31, 2010, there were approximately $5,054,380,732 of Interests issued and outstanding. On the terms and subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to $550,000,000 of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

         (c) There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the LLC Agreement.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The name of the filing person (I.E., the Fund and the subject company) is "Promark Absolute Return Strategy Fund I", a series of Promark Absolute Return Strategies Fund, LLC. The Fund's principal executive office is located at 767 Fifth Avenue, 15th Floor, New York, NY 10153, and the telephone number is
(212) 418-6150. The investment adviser of the Fund is Promark Investment Advisors, Inc. (the "Adviser"). The principal executive office of the Adviser is located at 767 Fifth Avenue, 15th Floor, New York, NY 10153. The Board of Managers, which has the overall responsibility for the management and control of the operations of the Fund, consists of Walter G. Borst, Charles A. Hurty and Robert E. Shultz. Their address is c/o the Fund at 767 Fifth Avenue, 15th Floor, New York, NY 10153.

ITEM 4.  TERMS OF THE TENDER OFFER.

                  (a)(1):

              (i) On the terms and subject to the conditions set out in the Offer (including a pro rata reduction in the number of tendered Interests that will be accepted by the Fund in the event that the Fund accepts its tendered interests on a pro rata basis, as described in Item 4(a)(ix) below), the Fund will purchase Interests in an amount up to $550,000,000 of the net assets of the Fund that are tendered by Members by 12:00 midnight, Eastern Time, on June 30, 2010 (or, if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

              (ii) The value of the Interests tendered to the Fund for purchase will be the net asset value as of the close of business on July 31, 2010, or, if the Offer is extended, as of any later Valuation Date, less any Early Withdrawal Charge due to the Fund. See Item 4(a)(1)(v) below.

         A Member may tender its entire Interest or a portion of its Interest. Each Member that tenders an Interest that is accepted for purchase will be sent a letter notifying Members that the Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date. The Fund will identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for repurchase. Members will be paid an amount equal to the value, determined as of the Valuation Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements), less any Early Withdrawal Charge due to the Fund.

         The Member will receive the Tender Payment, which will be non-interest bearing and non-transferable, in an amount equal to 100% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (which amount shall be reduced by the full amount of any redemption fee with respect to such Interest). The Tender Payment will be paid to the Member approximately forty-five days (45) after the Valuation Date or, if the Fund has requested withdrawal of its capital from any investment funds or managed accounts in order to fund the repurchase of Interests, ten (10) business days after the Payment Date. The Tender Payment will be transmitted to the Member by PNC on the Member's behalf.

         Generally, payments for a repurchase will be in the form of cash distributions equal to the value of the Interest repurchased, less any Early Withdrawal Charge due to the Fund. However, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

         A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $10,000,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests. Additionally, the Fund reserves the right to reduce or waive the minimum capital account balance.

              (iii) The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on June 30, 2010 unless the Offer is extended. See Item 4(a)(1)(v) below. Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

              (iv) Not applicable.

              (v) At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. If the Fund elects to extend the Offer period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in
Section 8 of the Offer to Purchase (included as Exhibit B) dated June 2, 2010, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

              (vi) Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, June 30, 2010 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Fund has not yet accepted a Member's tender of an Interest on or prior to July 28, 2010 (I.E., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

              (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (included as Exhibit C) to PNC to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PNC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PNC, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on Wednesday, June 30, 2010 (or, if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to PNC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PNC must also send or deliver the original completed and executed Letter of Transmittal to PNC promptly thereafter.

         Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by PNC at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

              (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.

              (ix) If Interests in excess of $550,000,000 of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion:
(a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

              (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to a more limited portfolio and a resulting decrease in diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time.

              (xi) Not applicable.

              (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

              In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. If the Fund purchases a Member's entire Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

                   (2) Not applicable.

              (b) Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The Fund's Registration Statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 27, 2002 (as most recently amended on September 25, 2008 and as may be further amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Adviser. The Registration Statement also states that the Adviser expects that it will recommend to the Board of Managers that the Fund offer to repurchase Interests from Members on a quarterly basis. The Fund commenced operations on June 26, 2001. The Fund concluded three previous offers to purchase Interests from Members, with the first in March 2008, the second in October 2009 and the third in March 2010.

         The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Managers or any person controlling the Fund or the Adviser; and (ii) any other person, with respect to the Interests.

ITEM 6.  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

              (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

              (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the LLC Agreement.

              (c) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund or the Adviser has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6), (7) and (8) (these subsections of Regulation M-A ss. 229.1006(c) are not applicable to the Fund because Interests are not traded in any market); (9) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Adviser), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (10) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. With respect to Item (4) above, note that Walter G. Borst replaced Nancy C. Everett as a Manager of the Company effective May 24, 2010.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              (a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed $550,000,000 of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid in the form of cash distributions equal to the value of the Interests repurchased, less any Early Withdrawal Charges due to the Fund; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

              (b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

              (c) Not applicable.

              (d) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund or the Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for its interests (including those tendered by the Members in connection with the Offer) pursuant to a simultaneous tender offer, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, JPMorgan Chase Bank, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members or from withdrawals of its capital from the investment funds in which it invests.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

              (a) Not applicable.

              (b) There have been no transactions involving Interests that were affected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

              No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

              (a) (1) The Fund commenced operations on June 26, 2001. Reference is made to the audited Financial Statements of the Fund for the year ended March 31, 2009, which were filed with the SEC on June 5, 2009, and to the unaudited Financial Statements for for the semi-annual fiscal year period ended September 30, 2009, which were filed with the SEC on December 4, 2009. The Fund mailed the above-referenced reports to Investors on or about May 30, 2009 and November 27, 2009, respectively. Audited Financial Statements for the year ended March 31, 2010 will be filed with the SEC on Form N-CSR on or about June 7, 2010. Copies of the Fund's financial information may be found on the SEC's Web site at www.sec.gov or may be obtained free of charge by calling PNC at (302) 791-2595.

                  (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have shares, and consequently does not have earnings per share information.

                  (3) Not applicable.

                  (4) The Fund does not have shares, and consequently does not have book value per share information.

              (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

              (a) (1) None.

                  (2) None.

                  (3) Not applicable.

                  (4) Not applicable.

                  (5) None.

              (b) None.

ITEM 12. EXHIBITS.

                  Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

              A. Cover Letter to Offer to Purchase and Letter of Transmittal.

              B. Offer to Purchase.

              C. Form of Letter of Transmittal.

              D. Form of Notice of Withdrawal of Tender.

              E. Forms of Letters  from the Fund to Members in  connection  with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.







                        PROMARK ABSOLUTE RETURN STRATEGY FUND I, a series of PROMARK ABSOLUTE RETURN STRATEGIES FUND, LLC

                        By:           /s/ John S. Stevens
                              -------------------------------------------------
                              Name:  John S. Stevens
                              Title: Managing Director and Portfolio Manager
                                     June 2, 2010

                                  EXHIBIT INDEX

EXHIBITS

A        Cover Letter to Offer to Purchase and Letter of Transmittal.

B        Offer to Purchase.

C        Form of Letter of Transmittal.

D        Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    EXHIBIT A

           COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

 IF YOU DO NOT WANT TO SELL YOUR OUTSTANDING UNITS OF INTERESTS AT THIS TIME,
          PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF
                            THE FUND'S TENDER OFFER.


June 2, 2010

Dear Promark Absolute Return Strategy Fund I Member:

         We are writing to inform you of important dates relating to a tender offer by Promark Absolute Return Strategy Fund I (the "Fund"). IF YOU ARE NOT INTERESTED IN HAVING THE FUND REPURCHASE YOUR OUTSTANDING UNITS OF INTEREST OR A PORTION OF YOUR INTEREST IN THE FUND ("INTEREST") AS OF JUNE 30, 2010, PLEASE DISREGARD THIS NOTICE AND TAKE NO ACTION.

         The tender offer period begins on June 2, 2010 and will end at 12:00 midnight, Eastern Time, on JUNE 30, 2010, AT WHICH POINT THE OFFER WILL EXPIRE. The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

         Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by PNC Global Investment Servicing (U.S.) Inc. ("PNC") no later than JUNE 30, 2010. If you do not wish to have all or any portion of your Interest repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY PORTION OF YOUR INTEREST REPURCHASED AS OF JUNE 30, 2010.

         If you would like to tender your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to Promark Absolute Return Strategy Fund I, c/o PNC Global Investment Servicing (U.S.) Inc. at P.O. Box 220, Claymont, DE 19703, Attention: Tender Offer Administrator - Promark ARS; or (ii) fax it to PNC at (302) 791-3105 or (302) 793-8132, Attention: Tender Offer Administrator - Promark ARS, so that it is RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 30, 2010 (if the member chooses to fax the Letter of Transmittal, please deliver an original, executed copy promptly thereafter).

         If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at PNC at (888) 697-9661 or
(866) 306-0232.

Sincerely,

Promark Absolute Return Strategy Fund I

                                    EXHIBIT B

                                OFFER TO PURCHASE

                    PROMARK ABSOLUTE RETURN STRATEGY FUND I,
                                   a series of
                  PROMARK ABSOLUTE RETURN STRATEGIES FUND, LLC
                          767 Fifth Avenue, 15th Floor

                           OFFER TO PURCHASE INTERESTS
                               DATED JUNE 2, 2010

                         LETTERS OF TRANSMITTAL MUST BE
             RECEIVED BY PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.
                                BY JUNE 30, 2010

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 30, 2010,
                          UNLESS THE OFFER IS EXTENDED


To the Members of
Promark Absolute Return Strategy Fund I, a series of Promark Absolute Return Strategies Fund, LLC:

                  Promark Absolute Return Strategy Fund I (the "Fund"), a series of Promark Absolute Return Strategies Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Company"), is offering to purchase for cash and/or in-kind distributions on the terms and conditions set out in this offer to purchase (this "Offer to Purchase") and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the "Offer") an amount of Interests or portions of Interests up to $550,000,000 of the net assets of the Fund. The Fund's primary investment goal is to provide investors with exposure to a broad-ranging, multi-manager portfolio of private investment funds not registered under the Investment Company Act of 1940, as amended, with the aim of delivering returns having relatively low volatility and relatively low dependence on movements in major equity and bond markets. The Offer is being made pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of the tendered Interests as of July 31, 2010 (or at a later date determined by the Fund if the Offer is extended) (in each case, the "Valuation Date"), less any Early Withdrawal Charge (as defined below) due to the Fund in connection with the repurchase. As used in the Offer, the term "Interest" or "Interests" refers to the outstanding units of interests in the Fund representing beneficial interests in the Fund, and includes all or any portion of a Member's Interest as the context requires. Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time on June 30, 2010 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's board of managers (the "Board of Managers"). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender an Interest for purchase is called the "Notice Due Date" and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. The Fund may find it necessary to liquidate a portion of its investment. The Offer is being made to all Members but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Amended and Restated Limited Liability Company Agreement, dated as of November 22, 2002, as amended July 28, 2003, August 18, 2008 and March 17, 2009, and as it further may be amended, modified or otherwise supplemented from time to time (the "LLC Agreement").

         Members should realize that the value of the Interests tendered in the Offer likely will change between the last time net asset value was calculated and the Valuation Date when the value of the Interests tendered to the Fund for purchase will be determined. Members tendering their Interest should also note that they will remain Members in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date, when the net asset value of their Interest is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests or the amount of any Early Withdrawal Charge due to the Fund in connection with the repurchase should contact the Tender Offer Administrator at PNC Global Investment Servicing (U.S.) Inc., the Fund's Administrator, at P.O. Box 220, Claymont, DE 19703 or at Promark Absolute Return Strategies Fund, LLC, c/o PNC Global Investment
Servicing (U.S.) Inc. at the same address, in either case Attention: Tender Offer Administrator - Promark ARS, or by phone (888) 697-9661 or (866) 306-0232, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Members desiring to tender all or any portion of their Interest in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to PNC Global Investment Servicing (U.S.) Inc. in the manner set out below.

                                    IMPORTANT

         NONE OF THE FUND, ITS INVESTMENT ADVISER, PROMARK INVESTMENT ADVISORS, INC. (THE "ADVISER"), OR THE BOARD OF MANAGERS MAKES ANY RECOMMENDATION TO ANY MEMBER WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

         BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND, THE ADVISER, OR THE BOARD OF MANAGERS.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

                     Promark Absolute Return Strategy Fund I
                 c/o PNC Global Investment Servicing (U.S.) Inc.
                         P.O. Box 220 Claymont, DE 19703
               Attention: Tender Offer Administrator - Promark ARS
                     Phone: (888) 697-9661 or (866) 306-0232
                     Fax: (302) 791-3105 or (302) 793-8132,
              Attention: Tender Offer Administrator - Promark ARS

                                      (ii)

                                TABLE OF CONTENTS

1.   Summary Term Sheet                                                       1
                       --------------------------------------------------------
2.   Background and Purpose of the Offer                                      2
                                        ---------------------------------------
3.   Offer to Purchase and Price                                              3
                                -----------------------------------------------
4.   Amount of Tender                                                         4
                     ----------------------------------------------------------
5.   Procedure for Tenders                                                    4
                          -----------------------------------------------------
6.   Withdrawal Rights                                                        5
                      ---------------------------------------------------------
7.   Purchases and Tender Payment                                             5
                                 ----------------------------------------------
8.   Certain Conditions of the Offer                                          6
                                    -------------------------------------------
9.   Certain Information About the Fund                                       7
                                       ----------------------------------------
10.  Certain Federal Income Tax Consequences                                  7
                                            -----------------------------------
11.  Miscellaneous                                                            8
                  -------------------------------------------------------------

                                     (iii)

1.       SUMMARY TERM SHEET

         This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

o The Fund (referred to as "we" or the "Fund" in this Summary Term Sheet) is offering to purchase Interests in an amount up to $550,000,000 of the net assets of the Fund. We will purchase your Interests at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date, less any Early Withdrawal Charge (defined below) due to the Fund in connection with the repurchase. The net asset value of Interests will be calculated for this purpose as of July 31, 2010 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 12:00 midnight, Eastern Time, on June 30, 2010 (or, if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire. The Fund may find it necessary to liquidate a portion of its interests.

o The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

o        A Member may tender its entire  Interest or a portion of its  Interest.
         See Section 4.

o If you tender your Interest and we purchase that Interest, upon the expiration of the Offer, we will identify an amount of any underlying hedge fund securities being liquidated and cash approximately worth an amount equal to the net asset value of the Interest tendered and accepted for repurchase (valued in accordance with the LLC Agreement) determined as of July 31, 2010 (or, if the Offer is extended, the net asset value determined on the Valuation Date), less any Early Withdrawal Charge due to the Fund in connection with the repurchase.

o The Member will receive a payment (the "Tender Payment"), which will be non-interest bearing and non-transferable, in an amount equal to 100% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (which amount shall be reduced by the full amount of any redemption fee with respect to such Interest).

o The Tender Payment will be paid to the Member approximately forty-five days (45) after the Valuation Date or, if the Fund has requested withdrawal of its capital from any investment funds or managed accounts in order to fund the repurchase of Interests, ten (10) business days after the Fund has received at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from such investment funds and managed accounts (the "Payment Date"). The Tender Payment will be transmitted to an account designated by the Member by PNC Global Investment Servicing (U.S.) Inc. (referred to herein as "PNC" or the "Administrator") on the Member's behalf.

o A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $10,000,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests. Additionally, the Fund reserves the right to reduce or waive the minimum capital account balance.

o A Member who tenders an Interest prior to holding such Interest for at least 12 consecutive months will be subject to a "Early Withdrawal Charge" due to the Fund equal to 4.0% of the amount requested to be purchased, to be netted against withdrawal proceeds.

o If we accept the tender of your Interest, we will pay you in the form of cash distributions equal to the value of the Interest repurchased, less any Early Withdrawal Charge due to the Fund in connection with the repurchase; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. See
         Section 7.

o If you desire to tender an Interest for purchase, you must do so by 12:00 midnight, Eastern Time, on June 30, 2010 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Interest. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of an Interest on or prior to July 28, 2010 (I.E., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Interest after such date. See Section 6.

o If you would like us to purchase your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Promark Absolute Return Strategies Fund, LLC, c/o PNC Global Investment Servicing (U.S.) Inc. at P.O. Box 220, Claymont, DE 19703,
         Attention: Tender Offer Administrator - Promark ARS, or (ii) fax it to PNC Global Investment Servicing (U.S.) Inc.. at (302) 791-3105 or (302) 793-8132, Attention: Tender Offer Administrator - Promark ARS, so that it is received before 12:00 midnight, Eastern Time, on June 30, 2010. IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PNC PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 30, 2010). See Section 5. The value of your Interests may change between the last time net asset value was calculated and the Valuation Date when the value of the Interests being purchased will be determined. See Section 3.

o As of the close of business on April 30, 2010, there were approximately $5,054,380,732 of Interests issued and outstanding. If you would like to obtain the estimated net asset value of your Interest, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at PNC Global Investment Servicing (U.S.) Inc. at (888) 697-9661 or (866) 306-0232 or at the
         address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See Section 3.

2.       BACKGROUND AND PURPOSE OF THE OFFER.

                  The purpose of the Offer is to provide liquidity to the Members that hold Interests in the Fund, as contemplated by and in accordance with the procedures set out in the Fund's Registration Statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the LLC Agreement. The Registration Statement and the LLC Agreement provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from time to time from Members pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Adviser. The Registration Statement also currently states (subject to change) that the Adviser expects that it will recommend to the Board of Managers that the Fund offer to repurchase Interests from Members on a quarterly basis each year. The Fund commenced operations on June 26, 2001. The Fund concluded three previous offers to purchase Interests from Members, with the first in March 2008, the second in October 2009 and the third in March 2010.

         Because there is no secondary trading market for Interests and transfers of Interests are subject to significant transfer restrictions, the Board of Managers has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the LLC Agreement and the recommendations of the Adviser. While the Adviser currently intends to recommend to the Board of Managers that the Fund offer to repurchase Interests, or portions of them, on a quarterly basis each year, the Board of Managers is under no obligation to follow such recommendations.

         The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to a more limited portfolio and resulting decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time.

         Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"), in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Adviser.

         The tender of an Interest by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Interest is purchased. You should also realize that although the Offer is scheduled to expire on June 30, 2010 (unless it is extended), you will remain a Member of the Fund with respect to the Interest you tendered that is accepted for purchase by the Fund through the Valuation Date.

3.       OFFER TO PURCHASE AND PRICE.

         The Fund will, on the terms and subject to the conditions of the Offer (including a pro rata reduction in the number of tendered Interests that will be accepted by the Fund in the event that the Fund accepts its tendered interests on a pro rata basis), purchase an amount of Interests up to $550,000,000 of the net assets of the Fund that are tendered by Members by 12:00 midnight, Eastern Time, on June 30, 2010 (or, if the Offer is extended, by any later Notice Due
Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Interests tendered for purchase will be their net asset value as of July 31, 2010 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7, less any Early Withdrawal Fee due to the Fund in connection with the repurchase. The determination of the net asset value of Interests as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund's financial statements.

4.       AMOUNT OF TENDER.

         Subject to the limitations set out below, a Member may tender its entire Interest or a portion of its Interest. If a Member tenders a portion of its Interests in an amount that would cause the Member's capital account balance to fall below the required minimum account balance of at least $10,000,000, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests. The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered.

         If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $550,000,000 of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer (including a pro rata reduction in the number of tendered Interests that will be accepted by the Fund in the event that the Fund accepts its tendered interests on a pro rata basis), purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in
Section 8 below. If Interests in excess of $550,000,000 of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below. In this case, the Fund will correspondingly accept Interests tendered on or before the Notice Due Date and not withdrawn prior to the Notice Due Date on a pro rata basis.

5.       PROCEDURE FOR TENDERS.

         Members wishing to tender Interests pursuant to this Offer to Purchase should send or deliver by June 30, 2010 (or, if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to PNC, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PNC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PNC, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on June 30, 2010 (or, if the Offer is extended, no later than any later Notice Due Date).

         The Fund recommends that all documents be submitted to PNC via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PNC must also send or deliver the original completed and executed Letter of Transmittal to PNC promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact PNC at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest, including, but not limited to, the failure of PNC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.       WITHDRAWAL RIGHTS.

         Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Member's tender of an Interest on or prior to July 28, 2010 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date. To be effective, any notice of withdrawal must be timely received by PNC at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.       PURCHASES AND TENDER PAYMENT.

         For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest. As stated in Section 3 above, the amount offered for the Interests tendered by Members will be the net asset value thereof as of July 31, 2010, or, if the Offer is extended, as of any later Valuation Date, less any Early Withdrawal Charge due to the Fund in connection with the repurchase. The net asset value will be determined after all allocations to capital accounts of the Members required to be made by the LLC Agreement have been made, including any Early Withdrawal Charge due to the Fund in connection with the repurchase. The Fund will not pay interest on the purchase amount.

         The Member will receive a Tender Payment, which will be non-interest bearing and non-transferable, in an amount equal to 100% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (which amount shall be reduced by the full amount of any redemption fee with respect to such Interest). The Tender Payment will be paid to the Member approximately forty-five days (45) after the Valuation Date or, if the Fund has requested withdrawal of its capital from any investment funds or managed accounts in order to fund the repurchase of Interests, ten (10) business days after the Payment Date. The Tender Payment will be transmitted to an account designated by the Member by PNC on the Member's behalf.

         A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $10,000,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests. Additionally, the Fund reserves the right to reduce or waive the minimum capital account balance.

         The Fund will make payment for Interests it purchases pursuant to the Offer in the form of cash distributions equal to the value of the Interests repurchased, less any Early Withdrawal Fee due to the Fund; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund may find it necessary to liquidate a portion of its investments. None of the Fund, the Board of Managers, or the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of its interests pursuant to a simultaneous tender offer, subject to compliance with applicable law, through borrowings. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, JPMorgan Chase Bank, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed by existing and/or new Members or from withdrawals of its capital from the investment funds in which it invests.

         Although the Fund has retained the option to pay all or a portion of the purchase amount by distributing in-kind distributions, the purchase amount will most likely be paid entirely in cash, except in the unlikely event that the Adviser determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Fund or on the Members not tendering their Interests. There are costs and risks associated with the receipt of in-kind distributions in exchange for a Member's Interest. For example, a Member may incur brokerage charges and other selling expenses when it sells its in-kind distributions, and the proceeds of any such sale of securities may be less than the cash value of a Member's Interest as of the Valuation Date. In the event any payment for the Interest tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by the Adviser and notified to the Member.

8.       CERTAIN CONDITIONS OF THE OFFER.

         In the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; or
(c) to postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

         The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer; or (d) for any other periods that the SEC permits by order for the protection of Members.

9.       CERTAIN INFORMATION ABOUT THE FUND.

         The Company is registered under the Securities Act and the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. Subscriptions for Interests of the Fund were first accepted for investment as of June 26, 2001. The Fund's primary investment goal is to provide investors with exposure to a broad-ranging, multi-manager portfolio of private investment funds not registered under the 1940 Act with the aim of delivering returns having relatively low volatility and relatively low dependence on movements in major equity and bond markets. The principal office of the Fund is located at 767 Fifth Avenue, 15th Floor, New York, NY 10153 and the telephone number is (212) 418-6150. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

             (a) None of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Adviser), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. With respect to Item (4) above, note that Walter G. Borst replaced Nancy C. Everett as a Manager of the Company effective May 24, 2010.

             (b) There have been no transactions involving Interests that were affected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser.

10.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

         The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

         In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. If the Fund purchases a Member's entire Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

11.      MISCELLANEOUS.

         The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

         The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting PNC at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC's internet Web site, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, NE, Washington, DC 20549.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

              PROMARK ABSOLUTE RETURN STRATEGY FUND I, a series of
                  PROMARK ABSOLUTE RETURN STRATEGIES FUND, LLC

                   Tendered Pursuant to the Offer to Purchase
                               Dated June 2, 2010

                       THIS LETTER OF TRANSMITTAL MUST BE
             RECEIVED BY PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.
                                BY JUNE 30, 2010.


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
               AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 30, 2010,
                          UNLESS THE OFFER IS EXTENDED.


               Complete This Letter Of Transmittal And Return To:

                  PROMARK ABSOLUTE RETURN STRATEGIES FUND, LLC

                  Promark Absolute Return Strategies Fund, LLC
                 c/o PNC Global Investment Servicing (U.S.) Inc.
                        P.O. Box 220, Claymont, DE 19703
               Attention: Tender Offer Administrator - Promark ARS
                     Phone: (888) 697-9661 or (866) 306-0232
                      Fax: (302) 791-3105 or (302) 793-8132
              Attention: Tender Offer Administrator - Promark ARS

Ladies and Gentlemen:

         The undersigned hereby tenders to Promark Absolute Return Strategy Fund I (the "Fund"), a series of Promark Absolute Return Strategies Fund, LLC (the "Company"), a closed-end, non-diversified, management investment company organized as a limited liability company under the laws of the State of Delaware (the "Fund"), the outstanding units of interest in the Fund or portion thereof (the "Interest") held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated June 2, 2010 (the "Offer"), receipt of which is hereby acknowledged in this Letter of Transmittal. THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

         The undersigned hereby sells to the Fund the Interest tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Interest tendered hereby and that the Fund will acquire good title to the Interest, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Interest is purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

         The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Interest tendered hereby.

         The payment of the purchase amount for the Interest tendered by the undersigned (the "Tender Payment") will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal. The undersigned understands that in the event any payment for the Interest tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by Adviser and notified to the undersigned.

         All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in
Section 6 of the Offer, this tender is irrevocable.

      PLEASE FAX OR MAIL (VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED) TO:
                 PROMARK ABSOLUTE RETURN STRATEGIES FUND, LLC,
                C/O PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.,
                       P.O. BOX 220, CLAYMONT, DE 19703,
              ATTENTION: TENDER OFFER ADMINISTRATOR - PROMARK ARS.
      FOR ADDITIONAL INFORMATION: PHONE: (888) 697-9661 OR (866) 306-0232.

PART 1.           NAME:

                  Name of Member:  ___________________________________

                  Telephone Number:  __________________________________

PART 2.           AMOUNT OF OUTSTANDING UNITS OF INTEREST
                  BEING TENDERED:

                  [ ]      The   undersigned's   entire   outstanding  units  of
                           interest.

                  [ ] A portion of the undersigned's outstanding units of interest expressed as a specific dollar value.

                           $
                            -----------------------

                           The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the required minimum account balance of at least $10,000,000, the Fund reserves the right to reduce the amount to be purchased from the undersigned so that the required minimum balance is maintained or to repurchase all of the undersigned's outstanding units of interests.

PART 3.           PAYMENT:

                  CASH PAYMENT

                  Cash payments will be wire transferred to the account you specify below:

                        ---------------------------------
                                  Name of Bank

                        ---------------------------------
                                 Address of Bank

                        ---------------------------------
                                   ABA Number

                        ---------------------------------
                                 Account Number

                        ---------------------------------
                        Name Under Which Account Is Held

PART 4.  SIGNATURE(S):


FOR INDIVIDUAL INVESTORS                                   FOR OTHER INVESTORS:
AND JOINT TENANTS:

---------------------------------------------------        -------------------------------------------------
Signature                                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Investor                                     Signature
                                                           (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
                                                           SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Joint Tenant  Signature if necessary  (SIGNATURE  OF       Print Name of Signatory and Title
OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Joint Tenant                                 Co-signatory if necessary (SIGNATURE OF
                                                           OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
                                                           AGREEMENT)

                                                           -------------------------------------------------
                                                           Print Name and Title of Co-signatory
Date: ______________


                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

              PROMARK ABSOLUTE RETURN STRATEGY FUND I, a series of
                  PROMARK ABSOLUTE RETURN STRATEGIES FUND, LLC
                   Tendered Pursuant to the Offer to Purchase
                               Dated June 2, 2010


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
           RECEIVED BY PNC GLOBAL INVESTMENT SERVICING (U.S.) INC. BY
                 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 30, 2010,
                          UNLESS THE OFFER IS EXTENDED.


                Complete This Notice of Withdrawal And Return To:


                  Promark Absolute Return Strategies Fund, LLC
                 c/o PNC Global Investment Servicing (U.S.) Inc.
                        P.O. Box 220, Claymont, DE 19703
               Attention: Tender Offer Administrator - Promark ARS
                     Phone: (888) 697-9661 or (866) 306-0232
                      Fax: (302) 791-3105 or (302)793-8132
              Attention: Tender Offer Administrator - Promark ARS

Ladies and Gentlemen:

         The undersigned wishes to withdraw the tender of its outstanding units of interest in Promark Absolute Return Strategy Fund I, a series of Promark Absolute Return Strategies Fund, LLC (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________.

         Such tender was in the amount of:

                  [ ]      The   undersigned's   entire   outstanding  units  of
                           interest.

                  [ ] A portion of the undersigned's outstanding units of interest expressed as a specific dollar value.

                           $
                            -----------------------

         The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS                                    FOR OTHER INVESTORS:
AND JOINT TENANTS:

-----------------------------------------------------       ---------------------------------------------------------
Signature                                                   Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)

-----------------------------------------------------       ---------------------------------------------------------
Print Name of Investor                                      Signature
                                                            (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
                                                            SUBSCRIPTION AGREEMENT)

-----------------------------------------------------       ---------------------------------------------------------
Joint Tenant  Signature if necessary  (SIGNATURE  OF        Print Name of Signatory and Title
OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
AGREEMENT)

-----------------------------------------------------       ---------------------------------------------------------
Print Name of Joint Tenant                                  Co-signatory if necessary (SIGNATURE OF OWNER(S)
                                                            EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

                                                            ---------------------------------------------------------
                                                            Print Name and Title of Co-signatory
Date: ______________


                                    EXHIBIT E

        FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH THE
                   FUND'S ACCEPTANCE OF TENDERS OF INTERESTS


                                                                 ______ __, 2010

Dear Member:

         Promark Absolute Return Strategy Fund I (the "Fund"), a series of Promark Absolute Return Strategies Fund, LLC (the "Company") has received and accepted for purchase your tender of all or a part of your outstanding units of interest in the Fund (your "Interest").

         Because you have tendered and the Fund has purchased all or a part of your Interest, you will receive an amount equal to the unaudited net asset value of the Interest tendered, less any early withdrawal charge due to the Fund in connection with the repurchase (as applicable), in accordance with the terms of the tender offer. If you tender all or a portion of your Interest prior to holding such interest for at least 12 consecutive months, you will be subject to an early withdrawal charge due to the Fund equal to 4.0% of the amount requested to be purchased, to be netted against withdrawal proceeds. The Member will receive a payment, which will be non-interest bearing and non-transferable, in an amount equal to such percentage, as may be determined by the Fund, of the estimated unaudited net asset value of the Interest repurchased by the Fund determined as of the Valuation Date of such repurchase (which amount shall be reduced by the full amount of any redemption fee with respect to such Interest) (the "Tender Payment").

         If you tender for repurchase only a portion of your Interests you are required to maintain a capital account balance of at least $10,000,000. If you tender a portion of your Interests and the repurchase of that portion would cause your capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from you so that the required minimum balance is maintained or to repurchase all of your Interests. Additionally, the Fund reserves the right to reduce or waive the minimum capital account balance.

         If you are tendering only a portion of your Interest, you remain a Member of the Fund with respect to the portion of your Interest that you did not tender.

         Should you have any questions, please feel free to contact the Tender Offer Administrator at PNC Global Investment Servicing (U.S.) Inc. at P.O. Box 220, Claymont, DE 19703, Attention: Tender Offer Administrator - Promark ARS or by phone (888) 697-9661 or (866) 306-0232, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time) or by fax (302) 791-3105 or (302) 793-8132, Attention: Tender Offer Administrator - Promark ARS.

Sincerely,
Promark Absolute Return Strategy Fund I
Enclosure

                                                                 ______ __, 2010



Dear Member:



         Enclosed  is  a  statement   showing  the  breakdown  of  your  capital
withdrawal resulting from our purchase of your interest in Promark Absolute Return Strategy Fund I (the "Fund").

         Because you have tendered and the Fund has purchased all or a part of your Interest in the Fund, you have been paid an amount equal to the unaudited net asset value of the Interest tendered, less any early withdrawal charge due to the Fund in connection with the repurchase (as applicable), in accordance with the terms of the tender offer. If you tender all or a portion of your Interest prior to holding such interest for at least 12 consecutive months, you will be subject to an early withdrawal charge due to the Fund equal to 4.0% of the amount requested to be purchased, to be netted against withdrawal proceeds. The Member will receive a payment, which will be non-interest bearing and non-transferable, in an amount equal to such percentage, as may be determined by the Fund, of the estimated unaudited net asset value of the Interest repurchased by the Fund determined as of the Valuation Date of such repurchase (which amount shall be reduced by the full amount of any redemption fee with respect to such Interest) (the "Tender Payment").

         Should you have any questions, please feel free to contact the Tender Offer Administrator at PNC Global Investment Servicing (U.S.) Inc. at P.O. Box 220, Claymont, DE 19703, Attention: Tender Offer Administrator - Promark ARS or by phone (888) 697-9661 or (866) 306-0232, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time) or by fax (302) 791-3105 or (302) 793-8132, Attention: Tender Offer Administrator - Promark ARS.

Sincerely,

Promark Absolute Return Strategy Fund I

Enclosure